Exhibit 99.1

Nano Dimension Announces 2022 Revenue of $43.6M

316% Growth for Full Year 2022 Over 2021
2022 Revenue is 1,200% Higher than 2020
Q4/2022 Revenue of $12.1M is 61% Higher Than Q4/2021
and 21% Higher Than Q3/2022

Waltham, Mass, March 30, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced its financial results for the fourth quarter and full year ended December 31st, 2022.

Nano Dimension reported audited consolidated revenues of $12.1 million for the fourth quarter ended December 31st, 2022, a 61% increase over the fourth quarter of 2021 and 21% increase over the third quarter of 2022. Revenues for the full year ended December 31st, 2022, were $43.6 million, an increase of 316% over full year 2021.

CEO MESSAGE TO SHAREHOLDERS:

“We have delivered very significant revenue growth in 2022, demonstrating further progress in our strategy to drive rapid innovation that meets customer needs. We also achieved several key customer and sales milestones, including strengthening our defense customer base with orders from a European-based military force and western global aerospace and defense contractor, as well as key transactions with academic and research institutions. We also made significant strides in executing against our goal of becoming the leading AI/deep learning framework for industrial applications. The advancements we’ve made are empowering all machines in the extended Nano Dimension ecosystem through advanced industrial inspection, print quality optimization, process optimization and monitoring and maintenance of machines, a significant value-add to new and existing customers.

We hope to accelerate our organic growth in the year ahead and remain well-positioned to execute on our M&A strategy – including our recently announced offer to acquire Stratasys Ltd. (“Stratasys”), which we view as a strategic, complementary asset in the relatively mature polymer-based AM market segment – within a flexible capital deployment framework. With the intensive help of our financial advisors, Greenhill and Lazard, in addition to our ongoing exchange with Stratasys, we continue building and pursuing our pipeline of additional prospective synergistic M&A transactions.”

The Company’s organic revenue growth of previous acquisitions:

●	AM/Admatec revenue grew +60% over 6 months since acquisition.

●	Additive Electronics/Essemtec revenue grew +8% over 12 months since acquisition.

●	AM/GIS revenue grew +4% over 12 months since acquisition.

Highlights from the Financial Results for the full Years 2022 and 2021:

▪	IFRS Gross Margin (“GM”) for 2022 was 32%, compared to 11% in 2021.

▪	Our adjusted GM (excluding share based payments and cost of revenues from amortization of inventory and assets recognized in business combination and technology) for 2022 was 46% compared to 45% in 2021.

o	Our loss before taxes for 2022 was $228,031 thousand.

o	Our EBITDA for 2022 was $236,697 thousand.

o	Our adjusted EBITDA for 2022 was $88,804 thousand.

o	Our investment in research and development (R&D) expenses for 2022 was $75,763 thousand, which is the major part of the contributors to the negative EBITDA.

▪	Our loss before taxes for 2021 was $205,730 thousand.

▪	Our EBITDA for 2021 was $199,698 thousand.

▪	Our adjusted EBITDA for 2021 was $43,345 thousand.

o	Our investment in R&D expenses for 2021 was $41,686 thousand, which is the major part of the contributors to the negative EBITDA.

Fourth Quarter 2022 Financial Results

●	Total revenues for the fourth quarter of 2022 were $12,104,000, compared to $9,998,000 in the third quarter of 2022, and $7,531,000 in the fourth quarter of 2021. The increase is attributed to increased sales of the Company’s product lines.

●	R&D expenses for the fourth quarter of 2022 were $20,993,000, compared to $18,535,000 in the third quarter of 2022, and $15,099,000 in the fourth quarter of 2021. The increase resulted primarily from an increase in payroll and related expenses due to more research and development resources, as well as an increase in materials expenses.

●	Sales and marketing (S&M) expenses for the fourth quarter of 2022 were $9,758,000, compared to $9,652,000 in the third quarter of 2022, and $7,690,000 in the fourth quarter of 2021. The increase compared to the fourth quarter of 2021 is resulted primarily from an increase in payroll and related expenses and marketing expenses.

●	General and administrative (G&A) expenses for the fourth quarter of 2022 were $9,091,000, compared to $7,417,000 in the third quarter of 2022, and $6,470,000 in the fourth quarter of 2021. The increase resulted primarily from an increase in payroll and related expenses as well as professional services.

●	Impairment losses for the fourth quarter of 2022 were $40,523,000. During 2022, there was a decline in the Company’s share price, such that as of December 31, 2022, the fair value of the Company, which is based on the share price, is lower than its book value of equity. Given the recoverable amount of the said cash generating units (CGUs), the goodwill, intangibles and property, plant and equipment relating to the said CGUs was reduced by approximately $40.5 million.

●	Net loss for the fourth quarter of 2022 was $87,667,000, or $0.34 per share, compared to $66,931,000, or $0.07 per share, in the third quarter of 2022, and $159,624,000, or $0.62 per share, in the fourth quarter of 2021.

Year Ended December 31st, 2022 Financial Results

●	Total revenues for the year ended December 31, 2022, were $43,633,000, compared to $10,493,000 in the year ended December 31, 2021. The increase is attributed to increased sales of the Company’s product lines.

●	Cost of revenues (excluding amortization of inventory and intangibles) for the year ended December 31, 2022, was $24,943,000, compared to $5,730,000 in the year ended December 31, 2021. The increase is attributed mostly to increased sales of the Company’s product lines.

●	R&D expenses for the year ended December 31, 2022, were $75,763,000, compared to $41,686,000 in the year ended December 31, 2021. The increase is attributed to an increase of $21,034,000 in payroll and related expenses, as well as an increase of $4,117,000 in materials and $7,480,000 in subcontractors’ expenses, due to more research and development resources, and an increase of $3,186,000 in share-based payments expenses. The increase in R&D expenses was partially offset by a decrease of $2,659,000 in depreciation.

●	S&M expenses for the year ended December 31, 2022, were $38,833,000, compared to $22,713,000 in the year ended December 31, 2021. The increase resulted primarily from an increase of $11,774,000 in payroll and related expenses, an increase of $1,004,000 in marketing, commissions and advertising expenses, as well as an increase of $1,818,000 in travel expenses and $1,185,000 in depreciation. During 2022, the Company decided to invest increased resources in sales and marketing activities, thus, it increased the number of its sales and marketing personnel.

●	G&A expenses for the year ended December 31, 2022, were $30,457,000, compared to $19,644,000 in the year ended December 31, 2021. The increase resulted primarily from an increase of $6,442,000 in payroll and related expenses and $2,709,000 in professional services due to the Company’s latest acquisitions.

●	Impairment losses for the year ended December 31, 2022, were $40,523,000.

●	Net loss for the year ended December 31, 2022, was $227,423,000, or $0.88 per share, compared to $200,777,000 or $0.81 per share, in the year ended December 31, 2021.

Conference call information

The Company will host a conference call to discuss these financial results today, March 30th, 2023, at 9:00 a.m. EDT (4:00 p.m. IDT). We encourage participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10175112/f5aecf64c0.

Webcast link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=jXYiYYF0.

U.S. Dial-in Number: 844-695-5517, INTERNATIONAL DIAL IN: 1-412-902-6751, Israel Dial in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/eventsand-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its hope to accelerate its organic growth in the year ahead and remain well-positioned to execute on its M&A strategy, the Company’s offer to Stratasys and that the Company is continuing to build and pursue its pipeline of additional prospective synergistic M&A transactions. The forward-looking statements contained or implied in this press release are subject to risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

Consolidated Statements of Financial Position as at

	2021	2022
	Thousands	Thousands
	USD	USD
Assets
Cash and cash equivalents	853,626	685,362
Bank deposits	437,598	346,663
Restricted deposits	148	60
Trade receivables	3,422	6,342
Other receivables	5,902	6,491
Inventory	11,199	19,400
Total current assets	1,311,895	1,064,318

Restricted deposits	501	850
Bank deposits	64,371	—
Investment in securities	—	114,984
Deferred tax	1,007	115
Other receivables	—	809
Property plant and equipment, net	7,690	5,843
Right of use assets	4,491	16,539
Intangible assets	—	—
Total non-current assets	78,060	139,140
Total assets	1,389,955	1,203,458

Liabilities
Trade payables	2,833	3,722
Financial derivatives and deferred consideration	14,910	8,798
Other payables	13,836	24,150
Current portion of other long-term liability	417	363
Total current liabilities	31,996	37,033

Liability in respect of government grants	1,560	1,492
Employee benefits	4,145	1,462
Liability in respect of warrants	3,347	69
Lease liability	3,336	12,374
Deferred tax liabilities	236	—
Loan from banks	1,104	736

Total non-current liabilities	13,728	16,133
Total liabilities	45,724	53,166

Equity
Non-controlling interests	875	767
Share capital	386,665	388,406
Share premium and capital reserves	1,266,027	1,296,194
Treasury shares	(1,509)	(1,509)
Foreign currency translation reserve	1,407	583
Remeasurement of net defined benefit liability (IAS 19)	—	2,508
Accumulated loss	(309,234)	(536,657)
Equity attributable to owners of the company	1,343,356	1,149,525
Total equity	1,344,231	1,150,292
Total liabilities and equity	1,389,955	1,203,458

Consolidated Statements of Profit or Loss and Other Comprehensive Income
(In thousands of USD, except per share amounts)

	For the Year Ended		For the Three-Month Period Ended
	December 31,		December 31,
	2021	2022	2021	2022
Revenues	10,493	43,633	7,531	12,104
Cost of revenues	5,730	24,943	4,350	3,784
Cost of revenues - write-down of inventories and impairment of assets recognized in business combination and technology	3,641	4,639	2,869	649
Total cost of revenues	9,371	29,582	7,219	4,433
Gross profit	1,122	14,051	312	7,671
Research and development expenses, net	41,686	75,763	15,099	20,993
Sales and marketing expenses	22,713	38,833	7,690	9,758
General and administrative expenses	19,644	30,457	6,470	9,091
Impairment losses	140,290	40,523	140,290	40,523
Operating loss	(223,211)	(171,525)	(169,237)	(72,694)
Finance income	17,909	22,965	5,326	11,105
Finance expense	428	79,471	—	25,305
Loss before taxes on income	(205,730)	(228,031)	(163,911)	(86,894)
Taxes benefit (expense)	4,906	(264)	4,258	(1,006)
Loss for the year	(200,824)	(228,295)	(159,653)	(87,900)
Loss attributable to non-controlling interests	(47)	(872)	(29)	(233)
Loss attributable to owners	(200,777)	(227,423)	(159,624)	(87,667)

Loss per share
Basic loss per share	(0.81)	(0.88)	(0.62)	(0.34)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	(46)	(844)	(46)	1,507
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	—	2,508	—	(619)
Total other comprehensive income (loss) for the year	(46)	1,664	(46)	888
Total comprehensive loss for the year	(200,870)	(226,631)	(159,699)	(87,012)
Comprehensive loss attributable to non-controlling interests	(69)	(892)	(51)	(157)
Comprehensive loss attributable to owners of the Company	(200,801)	(225,739)	(159,648)	(86,855)

Consolidated Statements of Changes in Equity
(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Presentation / Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the year ended December 31, 2022:
Balance as of January 1, 2022	386,665	1,266,027	—	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	—	784	784
Loss for the year	-	-	-	-	-	(227,423)	(227,423)	(872)	(228,295)
Other comprehensive loss for the year	-	-	2,508	-	(824)	-	1,684	(20)	1,664
Exercise of warrants and options	1,741	(1,741)	-	-	-	-	—	-	—
Share based payment acquired	-	(1,005)	-	-	-	-	(1,005)	-	(1,005)
Share-based payments	-	32,913	-	-	-	-	32,913	-	32,913
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Presentation / Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the three months ended December 31, 2022:
Balance as of October 1, 2022	387,646	1,291,290	3,127	(1,509)	(848)	(448,990)	1,230,716	865	1,231,581
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	—	59	59
Loss for the year	-	-	-	-	-	(87,667)	(87,667)	(233)	(87,900)
Other comprehensive loss for the year	-	-	(619)	-	1,431	-	812	76	888
Exercise of warrants and options	760	(760)	-	-	-	-	—	-	—
Share based payment acquired	-	(262)	-	-	-	-	(262)	-	(262)
Share-based payments	-	5,926	-	-	-	-	5,926	-	5,926
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292

Consolidated Statements of Cash Flows
(In thousands of USD)

	For the Year Ended December 31,		For the three months Ended Dec 31
	2021	2022	2021	2022
Cash flow from operating activities:
Net loss	(200,824)	(228,295)	(159,653)	(87,900)
Adjustments:
Depreciation and amortization	7,383	7,283	2,405	1,199
Impairment losses	140,290	40,523	140,290	40,523
Financing (income) expenses, net	(6,873)	(1,769)	(5,074)	(10,858)
Revaluation of financial liabilities accounted at fair value	(10,608)	(4,516)	(252)	335
Revaluation of financial assets accounted at fair value	—	62,791	—	24,723
Loss from disposal of property plant and equipment and Right of use assets	567	948	495	857
Increase in deferred tax	(5,013)	(581)	(4,279)	860
Share-based payments	29,782	32,563	8,279	5,926
Other	—	275	—	59
Fees paid (*)	(70)	(109)	(65)	(14)
	155,458	137,408	141,799	63,610
Changes in assets and liabilities:
(Increase) decrease in inventory	2,382	(4,603)	2,973	(1,219)
(Increase) in other receivables	(429)	(1,978)	(420)	(5,552)
(Increase) decrease in trade receivables	(449)	(1,992)	61	(231)
Increase in other payables	1,139	5,281	1,209	3,948
Increase in employee benefits	—	1,497	—	396
Increase (decrease) in trade payables	74	628	(555)	670
	2,717	(1,167)	3,268	(1,988)
Net cash used in operating activities	(42,649)	(92,054)	(14,586)	(26,278)
Cash flow from investing activities:
Change in bank deposits, net	(416,019)	141,555	(244,090)	328,967
Interest received	3,706	17,465	1,085	12,831
Change in restricted bank deposits	(32)	(327)	(1)	(311)
Acquisition of property plant and equipment	(9,761)	(9,388)	(7,596)	(3,329)
Acquisition of subsidiaries, net of cash acquired	(74,574)	(31,057)	(11,930)	1
Payment of a liability to pay a contingent consideration of business combination	—	(10,708)	—	—
Acquisition of financial assets in fair value through profit and loss	—	(177,775)	—	—
Proceeds from sale of property plant and equipment	—	—	—	—
Decrease in deposit in escrow	—	3,362	—	3,362
Other	—	(800)	—	(800)
Net cash used in investing activities	(496,680)	(67,673)	(262,532)	340,721

Cash flow from financing activities:
Proceeds from issuance of Ordinary Shares, warrants and convertible notes, net	805,497	—	—	—
Exercise of warrants and options	212	—	62	—
Lease payments	(1,494)	(4,151)	(248)	(1,063)
Repayment long-term bank debt	(814)	(406)	(814)	(103)
Proceeds from non-controlling interests	944	510	354	—
Amounts recognized in respect of government grants liability, net	(96)	(221)	(89)	(89)
Payments of share price protection recognized in business combination	—	(1,005)	—	(261)
Net cash provided by (used in) financing activities	804,249	(5,273)	(735)	(1,516)
(Decrease) increase in cash and cash equivalents	264,920	(165,000)	(277,853)	312,927
Cash and cash equivalents at beginning of the period	585,338	853,626	1,127,778	370,197
Effect of exchange rate fluctuations on cash and cash equivalents	3,368	(3,264)	3,701	2,238
Cash and cash equivalents at end of year	853,626	685,362	853,626	685,362

Non-cash transactions:
Property plant and equipment acquired on credit	249	52	147	(457)
Conversion of convertible notes and warrants to equity	2,830	—	—	—
Recognition of a right-of-use asset	1,919	15,196	29	3,660

(*)	reclassified

Non-IFRS measures

The following is a reconciliation of EBITDA and Adjusted EBITDA to loss before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”):

	Year Ended December 31, 2022	Three-Month Period Ended December 31, 2022
(in thousands of U.S. dollars)
Loss before taxes	(228,031)	(86,894)
Interest income	(18,408)	(9,446)
Depreciation and amortization (*)	9,742	2,125
EBITDA (loss)	(236,697)	(94,215)
Exchange rate differences	16,135	(1,670)
Finance expense for revaluation of assets and liabilities	58,672	25,304
Share-based payments	32,563	5,926
Impairment losses	40,523	40,523
Adjusted EBITDA (loss)	(88,804)	(24,132)

Gross profit (loss)	14,051	7,671
Amortization of inventory and intangibles	4,639	649
Share based payments	1,584	471
Adjusted gross profit, excluding amortization of intangible assets	20,274	8,791

(*)	Including amortization of assets recognized in business combination and technology.

EBITDA is a non-IFRS measure and is defined as total comprehensive loss before taxes excluding depreciation and amortization expenses and amortization of inventory and assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as total comprehensive loss before taxes excluding depreciation and amortization expenses and amortization of inventory and assets recognized in business combination, interest income, finance expense for revaluation of assets and liabilities, exchange rate differences, impairment losses and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences, impairment losses and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding amortization of inventory and intangibles and share based payments, is a non-IFRS measure and is defined as gross profit excluding amortization expenses of inventory and intangibles and share based payment expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets, as well as share based payments. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses and share based payment expenses.

EBITDA, Adjusted EBITDA, and adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.